January 13, 2017

Mr. Ethan Horowitz	BY EDGAR

Accounting Branch Chief

Office of Natural Resources

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549

Re:	Essendant Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Filed October 26, 2016
File No. 000-10653

Dear Mr. Horowitz:

Please see our following responses to your letter dated December 20, 2016.  Note that throughout our responses, additions to our previous disclosures have been underlined and deletions are marked as strikeouts.

Form 10-K for Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Finance Condition and Results of Operations, page 15

Critical Accounting Policies, Judgments and Estimates, page 16

Goodwill and Intangible Assets, page 17

1.

Disclosure in your Form 10-K states that all four of your reporting units were evaluated for impairment as part of your annual impairment test. However, we note impairment charges for goodwill were only recognized for your ORS Industrial reporting unit.

Expand your disclosure to describe the key assumptions used in determining the fair value of your reporting units and to explain how the key assumptions were determined. Your revised disclosure should discuss the degree of uncertainty associated with the key assumptions and address potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions. In addition, disclose the amount of remaining goodwill, if any, for your ORS Industrial reporting unit and the percentage by which fair value exceeded carrying value of the reporting units for which impairment was not recognized. Refer to Item 303(a)(3)(ii) of Regulation S-K and, for additional guidance, Section V of SEC Release No. 33-8350.

ESSENDANT One Parkway North Boulevard, Suite 100, Deerfield, IL 60015

Management Response:  We will expand the disclosures in our 2016 Form 10-K as marked below1:

Goodwill and Intangible Assets

The Company tests goodwill for impairment annually as of October 1 and whenever events or circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate, loss of key personnel or a decision to sell or dispose of a reporting unit. Determining whether an impairment has occurred requires ~~valuation~~a comparison of the carrying value of the net assets of the reporting unit to the fair value of the respective reporting unit.  ~~which t~~The Company estimates fair value of the reporting unit using discounted cash flows of forecasted future results, ~~and a discounted cash flow method. When available and as appropriate, comparative market~~comparable public company multiples ~~are used to corroborate discounted cashflow results.~~and merger and acquisition (M&A) valuations involving comparable companies.

Assumptions used in the discounted cash flow methodology include a discount rate, which is based upon the Company’s current weighted average cost of capital, and a projection of sales, gross margin, EBIT margin, capital expenditures and working capital for three future years and a terminal growth rate.  The assumptions used for future projections are determined based upon the Company’s long-range strategic plan.  These assumptions are inherently uncertain as they relate to future events and circumstances.  Loss of customers due to customer consolidation or other factors, decline in demand for the products the Company sells, a shift in customer buying trends to lower margin products, a decline in vendor allowances and promotional incentives due to reductions in inventory purchases, or other events or circumstances could have a material, negative impact on future results.

The Company determined public company multiples based on a group of comparable public companies and determined M&A valuations based on M&A transactions involving comparable companies.  While the companies used in both the public company analysis and the M&A analysis are comparable, they are not identical to the Company’s reporting units and they may have exposure to customer or supplier trends or other business factors that are materially different than what the Company may experience.

Acquired ~~I~~intangible assets are initially recorded at their fair market values determined on quoted market prices in active markets, if available, or recognized valuation models. Intangible assets that have finite useful lives are amortized on a straight-line basis over their useful lives. Intangible assets that have indefinite useful lives are not amortized but are tested at least annually for impairment or whenever events or circumstances indicate impairment may have occurred. The Company makes an annual impairment assessment of its intangibles.

As of December 31, ~~2015~~2016 and ~~2014~~2015, the Company’s Consolidated Balance Sheets reflected $XXX.X million and $299.4 million ~~and $398.0 million~~ of goodwill, and $XX.X million and $96.4 million ~~and $112.0 million~~ in net intangible assets, respectively.~~-~~ As of December 31, 2016 and 2015, the percentage by which the fair value of each reporting unit exceeded its carrying value is shown in the following table.  As discussed above, the assumptions that were used to calculate these fair values include a degree of uncertainty.

[1]

The draft disclosure provided in response to comment number 1 reflects the reporting unit names included in our 2015 Form 10-K.  In our 2016 Form 10-K, we expect to refer to the Business & Facility Essentials and ORS Industrial reporting units as Office & Facilities and Industrial, respectively.

Results for the Years Ended December 31, 2015 and 2014, page 20

2.

Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate income statement variances between periods. For example, your discussion of sales in the technology products category cites the loss of business with large national customers and growth in e-tail, but it does not appear that the effect of each causal factor that you cite for material changes is quantified. As another example, your discussion of gross margin makes reference to a favorable product mix and purchase driven inventory allowances, but does not appear to provide adequate detail regarding changes that occurred during the period. Your revised disclosure should provide additional information for each of your financial statement amounts that fully explains and quantifies the change between periods. Refer to Item 303(a)(3) of Regulation S-K.

Management Response: We will revise the 2015 disclosures in our 2016 Form 10-K as marked below2 and will include similar detail describing the 2016 results:

Comparison of Results for the Years Ended December 31, 2015 and 2014

Net Sales. Net sales for the year ended December 31, 2015 were $5.4 billion, a 0.7% increase from $5.3 billion in sales during 2014. The following table shows net sales by product category for 2015 and 2014 (in thousands):

	Years Ended December 31
	2015 (1)	2014 (1)
Janitorial and breakroom supplies	$1,451,829	$1,435,933
Technology products	1,365,996	1,450,777
Traditional office products	1,205,845	1,329,028
Industrial supplies	869,019	638,781
Office furniture	317,494	311,282
Freight and other revenue	152,863	161,404
Total net sales	$5,363,046	$5,327,205
(1)

Certain prior period amounts have been reclassified to conform to the current presentation. Such changes include reclassification of specific products to different product categories and did not impact the Consolidated Statements of Operations. All percentage presentations described below are based on the reclassified amounts.

[2]

The draft disclosure provided in response to comment number 2 reflects the product categories included in our 2015 Form 10-K.  In our 2016 Form 10-K, we expect to separately disclose net sales for the cut sheet paper and automotive categories, which in the 2015 Form 10-K, were included in the traditional office products and industrial supplies categories, respectively.

Sales in the janitorial and breakroom supplies product category increased 1.1% in 2015 compared to 2014. Sales growth in this category was driven by being named the primary supplier for a large national customer’s ~~OfficeDepot’s~~janitorial business that increased sales by $21.5 million and growth in sales through the internet (“e-tail”), totaling $7.7 million, partially offset by lower sales of $9.2 million in the independent dealer channel.

Sales in the technology products category (primarily ink and toner) decreased 5.8% in 2015 versus 2014. Sales declined $44.7 million due to the loss of business with large national customers and ~~lower sales~~$53.8 million due to the divestiture of the Mexican subsidiary. The sales decline was partially offset by growth in e-tail totaling $9.4 million.

Sales of traditional office products decreased 9.3% in 2015 versus 2014. The decline in this category was primarily driven by decline of cut-sheet paper totaling $121.7 million and a $21.4 million decline due to the loss of first call supplier status with a large national customer~~OfficeDepot~~, partially offset by growth in e-tail totaling $7.0 million.

Industrial supplies sales increased 36.0% in 2015 compared to 2014. Our acquisitions contributed $304.5 million in incremental sales. Excluding sales from acquisitions, industrial supplies sales declined 10.6% over the same period last year, due to declines in our general industrial~~,~~ and oilfield/~~and~~ energy channels of $30.0 million and $25.0 million, respectively. We expect the impact of low energy prices and weak industrial demand to continue in 2016.

Office furniture sales increased 2.0% in 2015 compared to 2014. Improved sales with a large national customer totaling $18.7 million and growth in e-tail and independent resellers of $4.3 million and $2.0 million, respectively, more than offset lost sales.

The remainder of the Company’s consolidated 2015 net sales was composed of freight and other revenues.

Gross Profit and Gross Margin Rate. Gross profit for 2015 was $836.5 million, compared to $802.5 million in 2014. Gross profit as a percentage of net sales (the gross margin rate) of 15.6% for 2015 was up 50 basis points (bps) from the prior-year period gross margin rate of 15.1%. This increase was due ~~to acquisitions (28 bps) and~~ a favorable product margin (41 bps) driven by favorable product mix (14 bps) and purchase driven inventory allowances~~.~~ (34 bps).  Acquisitions added 28 bps of gross margin during 2015. Excluding the impact of acquisitions, product margin increased 18 bps driven by favorable purchase driven inventory allowances (42 bps), partly offset by unfavorable impacts of product mix (24 bps).

Operating Expenses. Operating expenses for 2015 were $806.7 million or 12.6% of sales, compared with $603.9 million or 11.2% of sales in the same period last year. Excluding the Repositioning Actions in 2015 and an $8.2 million loss on disposition of business in 2014, adjusted operating expenses were $632.6 million or 11.8% of sales in 2015 compared to $566.3 million or 11.1% of sales in 2014. The 2015 operating expenses were affected by acquisitions which added an incremental 23 bps, partly offset by reduced expenses including a variable management compensation~~.~~ reduction of 21 bps. We also incurred approximately $12 million of operating expense related to the common platform initiative to combine the Company’s office product and janitorial platforms.

Form 10-Q for Fiscal Quarter ended September 30, 2016

Management’s Discussion and Analysis of Finance Condition and Results of Operations, page 16

Key Trends and Recent Results, page 17

3.

We note the revised risk factors disclosed on page 29 of your Form 10-Q where you discuss the potential impact of increased price transparency, customer consolidation, and changes in product sales mix which may result in lower margins. In addition, your revised risk factor disclosure refers to “the secular decline in office products categories.” Revise your discussion of known trends and uncertainties to address the reasonably likely impact of the risks identified in your filing on your liquidity, capital resources, and results of operations. Refer to Item 303(a)(3) of Regulation S-K along with Section III.B.3 of SEC Release No. 33-8350.

Management Response: We will revise disclosures in our future Form 10-K and Form 10-Q filings by adding details that reflect the reasonably likely impact of known trends and uncertainties.  The following is an example of the type of disclosure we will include in future filings:

Key Trends and Recent Results

~~The following is a summary of selected trends, events or uncertainties that the Company believes may have a significant impact on its future performance.~~Results for the period were impacted by lower inventory purchases, which resulted in lower supplier allowances and promotional incentives.  Results were also negatively affected by a shift in customer mix to lower margin customers and in product category mix to lower margin products.  We are implementing strategies to address these market trends, but we expect the trends will continue to impact our liquidity, capital resources and results of operations.

We hope that the foregoing has been responsive to the Staff’s comments.  If we may be of further assistance in answering questions or comments with respect to this letter, please inquire of Earl C. Shanks, Senior Vice President and Chief Financial Officer, at (847) 627-2191 or via email at eshanks@essendant.com.

Sincerely,
/s/Earl C. Shanks
Earl C. Shanks

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